SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

CADISTA HOLDINGS INC.

(Name of Subject Company)

JUBILANT GENERICS INC.,

An indirect wholly owned subsidiary of

JUBILANT PHARMA LIMITED

(Name of Filing Persons-(Offeror))

Jubilant Pharma Holdings Inc.

Jubilant Life Sciences Ltd.

Name of Filing Persons-(Other Persons))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

127531 101

(CUSIP Number of Class of Securities)

Arun K. Sharma c/o Jubilant Life Sciences (USA) One Crossroads Drive, Bedminster, New Jersey 07921

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John P. Reilly, Esq.

LeClairRyan

One Riverfront Plaza

1073 Raymond Boulevard

Newark, New Jersey 07102

(973) 491-3600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$33,253,770	$3,865.00

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Cadista Holdings, Inc., a Delaware corporation, at a purchase price of $1.60 per share, net to the seller in cash, other than shares of Common Stock owned by Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent”, and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL”)), or its subsidiaries (including Jubilant Generics Inc., a Delaware corporation). As of November 13, 2014, there were 117,797,180 shares of Common Stock outstanding of which 97,043,574 are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 20,753,606 shares of Common Stock. The transaction value also includes the product of (i) the excess, if any, of the offer price of $1.60 over the per-share exercise price of options to purchase shares of Common Stock that are currently outstanding and (ii) 749,547, the estimated number of shares of Common Stock subject to such options that are currently outstanding.

**	The filing fee was determined by multiplying the transaction value by the filing fee of $116.20 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$3,865.00	Form or Registration No.:	Schedule TO-T
Filing Party:	Jubilant Generics, Inc.	Date Filed:	November 13, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☒	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed under cover of Schedule TO (“Schedule TO”) with the Securities and Exchange Commission on November 13, 2014, and as subsequently amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on December 3, 2014, filed by Jubilant Generics Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent”, and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL”), and which owns Jubilant Pharma Holdings Inc., a Delaware corporation of which Purchaser is a direct wholly-owned subsidiary). The Schedule TO relates to the offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Cadista Holdings, Inc., a Delaware corporation (“Cadista”), that are not already owned by Parent and its affiliates at a price of $1.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 13, 2014 (as amended and supplemented, the “Offer to Purchase”), and in the related Letter of Trasmittal, respectively (which together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Schedule TO is incorporated in this Amendment No. 2 by reference to all of the applicable items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11of the Schedule TO.

(a) Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following disclosure:

“On December 11, 2014, Purchaser mailed to each of its stockholders of record a notice informing them that it had waived the condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer, Shares that constitute at least ninety percent (90%) of the Shares held by Unaffiliated Stockholders (the “Ninety Percent Tender Condition”). The Offer remains subject to the remaining conditions to the Offer set forth in “The Tender Offer – Section 12 – Conditions to the Offer.” Purchaser further notified each such stockholder that it had extended the expiration of the Offer until 5:00 P.M., New York City time on December 19, 2014. The Offer was previously scheduled to expire at 5:00 P.M., New York City time, on December 12, 2014.

Continental Stock Transfer & Trust Company, the depositary for the Offer, has indicated that as of 4:30 P.M., New York City time, on December 10, 2014, a total of 13,348,243 Shares have been tendered, representing approximately 64% of the outstanding Shares held by Cadista’s Unaffiliated Stockholders.

A copy of Purchaser’s notice that was mailed to each stockholder of record on December 11, 2014, informing each such stockholder of the waiver of the Ninety Percent Tender Condition and the extension of the expiration of the Offer, is attached as Exhibit (a)(5)(i) hereto and is incorporated herein by reference.”

(b) Items 1 through 9 and Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented by deleting and replacing all references to the scheduled expiration of the Offer being “December 12, 2014” with “December 19, 2014.”

Item 12 of Schedule TO. Exhibits

Exhibit
Number	Description

(a)(1)(v)	Form of Letter of Transmittal reflecting extension of expiration date

(a)(5)(i)	Letter to Stockholders, dated December 11, 2014, informing them of the waiver of the Ninety Percent Tender Condition and the extension of the expiration of the Offer

3

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 11, 2014

JUBILANT LIFE SCIENCES LTD.

By:	/s/Shyam S. Bhartia
Name:	Shyam S. Bhartia
Title:	Chairman & Managing Director

JUBILANT GENERICS INC.

By:	/s/Arun K. Sharma
Name:	Arun K. Sharma
Title:	Director

JUBILANT PHARMA HOLDINGS INC.

By:	/s/Hari S. Bhartia
Name:	Hari S. Bhartia
Title:	Director

JUBILANT PHARMA LIMITED

By:	/s/R. Sankaraiah
Name:	R. Sankaraiah
Title:	Director

4

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Form of Offer to Purchase, dated November 13, 2014. *

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Stockholder*

(a)(1)(iv)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by Cadista Holdings, Inc. with the SEC on November 13, 2014, which is incorporated herein by reference.*

(a)(1)(v)	Form of Letter of Transmittal reflecting extension of expiration date

(a)(5)(i)	Letter to Stockholders, dated December 11, 2014, informing them of the waiver of the Ninety Percent Tender Condition and the extension of the expiration of the Offer.

(b)	Credit agreement, dated as of November 13, 2014, between Jubilant Generics Inc. and ICICI Bank Limited, New York Branch.*

(c)(1)	Presentation of Willamette Management Associates, dated July 17, 2014.*

(c)(2)	Letter of Willamette Management Associates dated October 24, 2014.*

(c)(3)	Presentation of Willamette Management Associates dated November 5, 2014.*

(d)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*

(g)	None.

(h)	None.

*Previously filed with Schedule TO filed November 13, 2014

5